SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CEA Industries Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

86887P309

(CUSIP Number)

JIA "HOLLY" YOU
YZILABS MANAGEMENT LTD., 2 Fl, Water's Edge Bldg, Wickhams Cay II
Road Town, Tortola, D8, VG 110
201-855-6358

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
03/13/2026

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is
the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f)
or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the
purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the
liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see
the Notes).

SCHEDULE 13D

CUSIP Number(s):	86887P309

1	**Name of reporting person** YZILabs Management Ltd.
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)

3	SEC use only

4	**Source of funds (See Instructions)** WC

5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐

6	**Citizenship or place of organization** VIRGIN ISLANDS, BRITISH

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 0.00
	8	**Shared Voting Power** 2,150,481.00
	9	**Sole Dispositive Power** 0.00
	10	**Shared Dispositive Power** 2,150,481.00

11	**Aggregate amount beneficially owned by each reporting person** 2,150,481.00

12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐

13	**Percent of class represented by amount in Row (11)** 4.9 %

14	**Type of Reporting Person (See Instructions)** CO

SCHEDULE 13D

CUSIP Number(s):	86887P309

1	**Name of reporting person** Changpeng Zhao

2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)

3	SEC use only

4	**Source of funds (See Instructions)** AF

5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☑

6	Citizenship or place of organization
	UNITED ARAB EMIRATES

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
		0.00
	8	Shared Voting Power
		2,150,481.00
	9	Sole Dispositive Power
		0.00
	10	Shared Dispositive Power
		2,150,481.00

11	Aggregate amount beneficially owned by each reporting person
	2,150,481.00
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)
	☐
13	Percent of class represented by amount in Row (11)
	4.9 %
14	Type of Reporting Person (See Instructions)
	IN, HC

SCHEDULE 13D

CUSIP Number(s):	86887P309

1	Name of reporting person
	Baucus Max
2	Check the appropriate box if a member of a Group (See Instructions)
	☑ (a)
	☐ (b)
3	SEC use only
4	Source of funds (See Instructions)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
	☐
6	Citizenship or place of organization
	UNITED STATES

Number of Shares Beneficially Owned by Each Reporting	7	Sole Voting Power
		0.00
	8	Shared Voting Power
		0.00
	9	Sole Dispositive Power

Person With:			0.00
	10	Shared Dispositive Power	
			0.00
11	Aggregate amount beneficially owned by each reporting person		
	0.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)		
	☐		
13	Percent of class represented by amount in Row (11)		
	0.0 %		
14	Type of Reporting Person (See Instructions)		
	IN		

SCHEDULE 13D

CUSIP Number(s):	86887P309

1	Name of reporting person		
	Chapman James David		
2	Check the appropriate box if a member of a Group (See Instructions)		
	☑ (a)		
	☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions)		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		
	☐		
6	Citizenship or place of organization		
	UNITED KINGDOM		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power	
			0.00
	8	Shared Voting Power	
			0.00
	9	Sole Dispositive Power	
			0.00
	10	Shared Dispositive Power	
			0.00
11	Aggregate amount beneficially owned by each reporting person		
	0.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)		
	☐		

	Percent of class represented by amount in Row (11)
13	0.0 %
14	Type of Reporting Person (See Instructions) IN

Comment for Type of Reporting Person: Mr. Chapman is a citizen of the United Kingdom and Australia.

SCHEDULE 13D

CUSIP Number(s):	86887P309

1	**Name of reporting person** Guillén Goody Teresa Marie		
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)**		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐		
6	**Citizenship or place of organization** UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With:	**7**	**Sole Voting Power** 0.00	
	8	**Shared Voting Power** 0.00	
	9	**Sole Dispositive Power** 0.00	
	10	**Shared Dispositive Power** 0.00	
11	**Aggregate amount beneficially owned by each reporting person** 0.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐		
13	**Percent of class represented by amount in Row (11)** 0.0 %		
14	**Type of Reporting Person (See Instructions)** IN		

Comment for Type of Reporting Person: Ms. Goody Guillen is a citizen of the United States and Australia.

SCHEDULE 13D

CUSIP Number(s):	86887P309	

1	**Name of reporting person** He Jiajin		
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** PF		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐		
6	**Citizenship or place of organization** CHINA		
Number of Shares Beneficially Owned by Each Reporting Person With:	**7**	**Sole Voting Power** 2,099,644.00	
	8	**Shared Voting Power** 0.00	
	9	**Sole Dispositive Power** 2,099,644.00	
	10	**Shared Dispositive Power** 0.00	
11	**Aggregate amount beneficially owned by each reporting person** 2,099,644.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐		
13	**Percent of class represented by amount in Row (11)** 4.6 %		
14	**Type of Reporting Person (See Instructions)** IN		

SCHEDULE 13D

CUSIP Number(s):	86887P309	

1	**Name of reporting person**

	Odagiu Alex	
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)	
3	SEC use only	
4	**Source of funds (See Instructions)** PF	
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐	
6	**Citizenship or place of organization** UNITED KINGDOM	
Number of Shares Beneficially Owned by Each Reporting Person With:	**7**	**Sole Voting Power** 4,918.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 4,918.00
	10	**Shared Dispositive Power** 0.00
11	**Aggregate amount beneficially owned by each reporting person** 4,918.00	
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐	
13	**Percent of class represented by amount in Row (11)** 0.0 %	
14	**Type of Reporting Person (See Instructions)** IN	

Comment for Type of Reporting Person: Mr. Odagiu is a citizen of the United Kingdom, Moldova and Romania.

SCHEDULE 13D

CUSIP Number(s):	86887P309

1	**Name of reporting person** Roszak Matthew	
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)	
3	SEC use only	

4	Source of funds (See Instructions)	
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐	
6	Citizenship or place of organization UNITED STATES	

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0.00
	8	Shared Voting Power 0.00
	9	Sole Dispositive Power 0.00
	10	Shared Dispositive Power 0.00

11	Aggregate amount beneficially owned by each reporting person 0.00	
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐	
13	Percent of class represented by amount in Row (11) 0.0 %	
14	Type of Reporting Person (See Instructions) IN	

Comment for Type of Reporting Person: Mr. Roszak is a citizen of the United States and Poland.

SCHEDULE 13D

CUSIP Number(s):	86887P309

1	Name of reporting person Zhang Ling	
2	Check the appropriate box if a member of a Group (See Instructions) ☑ (a) ☐ (b)	
3	SEC use only	
4	Source of funds (See Instructions)	
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐	
6	Citizenship or place of organization SINGAPORE	

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 0.00	
	8	**Shared Voting Power** 0.00	
	9	**Sole Dispositive Power** 0.00	
	10	**Shared Dispositive Power** 0.00	
11		**Aggregate amount beneficially owned by each reporting person** 0.00	
12		**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐	
13		**Percent of class represented by amount in Row (11)** 0.0 %	
14		**Type of Reporting Person (See Instructions)** IN	

SCHEDULE 13D

Item 1.   **Security and Issuer**

(a)   **Title of Class of Securities:**

Common Stock, par value $0.00001 per share

(b)   **Name of Issuer:**

CEA Industries Inc.

(c)   **Address of Issuer's Principal Executive Offices:**

1780 55TH STREET, SUITE C, BOULDER, COLORADO , 80301.

Item 4.   **Purpose of Transaction**

Item 4 is hereby supplemented to add the following:

On March 13, 2026, in accordance with the Bylaws of the Issuer, YZi Labs delivered a written letter to the Issuer requesting the Issuer to set a record date for determining stockholders entitled to express written consent to corporate action without a meeting (the "Record Date Request"), in order for stockholders to be able to provide written consents for the approval of the proposals set forth in the preliminary consent statement filed by YZi Labs with the SEC. The Record Date Request is required to comply with the Bylaws, as amended by the Issuer in late December 2025, which added significant restrictions and procedural hurdles to the process of nominating director candidates to the Board and soliciting the written consent of stockholders of the Issuer, including among other items, extensive disclosures and written questionnaires and representation and agreements completed by each of the Nominees in the form provided by the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YZILabs Management Ltd.

Signature: **/s/ Ling Zhang**

Name/Title: Ling Zhang, Authorized Signatory

Date: 03/16/2026

Changpeng Zhao

Signature: /s/ Changpeng Zhao

Name/Title: Changpeng Zhao

Date: 03/16/2026

Baucus Max

Signature: /s/ Max Sieben Baucus

Name/Title: Max Sieben Baucus

Date: 03/16/2026

Chapman James David

Signature: /s/ Ling Zhang

Name/Title: Ling Zhang, Attorney-in-fact for David J. Chapman

Date: 03/16/2026

Guillén Goody Teresa Marie

Signature: /s/ Ling Zhang

Name/Title: Ling Zhang, Attorney-in-fact for Teresa Marie Goody Guillen

Date: 03/16/2026

He Jiajin

Signature: /s/ Ling Zhang

Name/Title: Ling Zhang, Attorney-in-fact for Jiajin He

Date: 03/16/2026

Odagiu Alex

Signature: /s/ Ling Zhang

Name/Title: Ling Zhang, Attorney-in-fact for Alex Odagiu

Date: 03/16/2026

Roszak Matthew

Signature: /s/ Ling Zhang

Name/Title: Ling Zhang, Attorney-in-fact for Matthew Roszak

Date: 03/16/2026

Zhang Ling

Signature: /s/ Ling Zhang

Name/Title: Ling Zhang

Date: 03/16/2026